UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended         December 31, 2015

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ______________________

Commission File Number 001-31566

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Provident Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302

Table of Contents

THE PROVIDENT BANK 401(k) PLAN

Report of Independent Registered Public Accounting Firm
The Audit Committee of Provident Financial Services, Inc.
The Provident Bank 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of The Provident Bank 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.
/s/ KPMG LLP
Short Hills, NJ
June 24, 2016

THE PROVIDENT BANK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value	$67,193,940	63,045,003
Loans receivable from participants	2,066,646	1,744,325
Employer contribution receivable	-	23,630
Net assets available for benefits	$69,260,586	64,812,958

See accompanying notes to financial statements.

The Provident Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2015 and 2014

`

	2015	2014
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	893,106	1,588,407
Dividend income	958,696	809,995
Interest income	156,750	150,925
Net investment income	2,008,552	2,549,327

Interest on participant loans receivable	81,177	66,010
Contributions:
Employee contributions	4,423,780	3,882,533
Employer contributions	743,695	674,289
Rollover contributions	1,470,250	1,600,145
Total contributions	6,637,725	6,156,967
Total additions	8,727,454	8,772,304

Deductions from net assets attributable to:
Benefits paid to participants	4,303,695	4,155,803
Administrative expense	39,234	37,640
Total deductions	4,342,929	4,193,443
Increase in net assets available for benefits, before transfers	4,384,525	4,578,861

Transfers to the Plan	63,103	126,786
Increase in net assets available for benefits, after transfers	4,447,628	4,705,647
Net assets available for benefits at beginning of year	64,812,958	60,107,311
Net assets available for benefits at end of year	69,260,586	64,812,958

See accompanying notes to financial statements.

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Plan Description
The Provident Bank 401(k) Plan (the “Plan”) is a voluntary, participant‑directed defined contribution plan sponsored by The Provident Bank (the “Bank”) and covers all eligible employees, as defined, of the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Eligible employees are automatically enrolled in the Plan. The following description of the Plan provides only general information. Eligible employees should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Employee Contributions
Participants may elect to make tax deferred contributions up to the maximum amount allowed by the Internal Revenue Service (“IRS”) or Plan Document. Participants may also rollover account balances of previous employer sponsored qualified retirement plans.
All new employees are automatically enrolled in the Plan 30 days after they first become eligible with an automatic contribution rate of 3% of eligible compensation. Enrolled participants may change their contribution rates at any time, including selecting not to contribute to the Plan. Employee forfeitures outstanding at the beginning of, and incurred during, the plan year are used to reduce future matching contributions
A participant may make “catch‑up” contributions if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch‑up contribution limit for the years ended December 31, 2015 and 2014 is $6,000 and $5,500, respectively. Catch‑up contributions are not eligible for the employer’s matching contributions. Tax law requires that a participant’s catch‑up contributions be reclassified as regular contributions if the participant elects catch‑up contributions and fails to make the maximum allowable regular 401(k) contribution.

(b)	Employee Stock Ownership Plan (“ESOP”) Diversification - Transfer to the Plan
Effective January 1, 2012, participants in the ESOP, a separate plan sponsored by the Bank, who have both attained age 55 and completed ten years of participation in the Plan, will have an option to diversify their holdings.
For each of the first five ESOP Plan years in the qualified participant election period of six years, the participant may elect to diversify an amount which does not exceed 25% of the number of shares allocated to their ESOP account since the inception of the ESOP, less all shares with respect to which an election under this provision has already been made. For the last year of the qualified election period, the participant may elect to have up to 50 percent of the value of their ESOP account, less all shares with respect to which an election under this provision has already been made. Once diversification is elected, the funds will be transferred from the ESOP to the Plan.
In 2015 and 2014, approximately $63,000 and $127,000 was transferred into the Plan, respectively, in connection with ESOP diversifications.

(c)	Employer Contributions
In 2015 and 2014, employer matching contributions were made by the Bank in an amount equal to 25% of the first 6% of a participant’s eligible contributions. The Bank’s board of directors sets the matching contribution rate in its sole discretion.

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(d)	Vesting
Participants are always fully vested in their contributions and income or losses thereon. Employer matching contributions to a participant’s account are also fully vested.

(e)	Participant Loans
Upon written application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. The minimum permissible loan is $2,000. The maximum permissible loan available is limited to the lesser of: (i) $50,000 with certain reductions or (ii) 50% of the participant’s account balance. Any loan made must generally be repaid within a period, not to exceed the earlier of termination of employment or five years. The term of the loan may exceed five years for the purchase of a primary residence. Loans bear a rate of interest that remains in effect for the duration of the loan. As of December 31, 2015, the interest rate on all loans ranged from 4.25% to 4.5%. As of December 31, 2014, the interest rates on these loans was 4.25%.
Principal and interest is paid ratably through bi‑weekly payroll deductions or directly by the participant to the Plan administrator.

(f)	Benefit Payments/Withdrawals
Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in: (i) a cash lump sum, or (ii) equal monthly, quarterly, semi‑annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary. During employment, participants may make cash withdrawals of post‑tax participant contributions and related vested employer matching contributions and earnings thereon once per year without penalty. Hardship withdrawals of pre‑tax participant contributions are also permitted once per year, but with a penalty.

(g)	Participants’ Accounts
Separate accounts for each participant are maintained and credited with the participant’s contributions, the Bank’s contributions made on behalf of that participant and the participant’s proportionate share, as defined, of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

(h)	Plan Changes
Effective December 16, 2015, authorization was provided by the board of directors of the Bank to amend and restate the Plan, as necessary, in connection with the submission to the IRS of an application requesting a determination letter on the qualified status of the Plan.
Effective May 22, 2014, the Plan was amended to provide credit for prior service for continuing employees of Team Capital Bank, which was merged with the Bank, and to allow the rollover of participant loans from Team Capital Bank 401(k) Plan into the Plan.

(i)	Funds and Accounts Managed by Principal Trust Company
Under the terms of a trust agreement between the Principal Trust Company (the “Custodian”) and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian held the Plan’s investment assets and executed transactions relating to such assets.

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Risks and Uncertainties
The Plan invests in various investment instruments, including mutual funds, pooled separate accounts, guaranteed investment contracts, and common stocks. Investment securities in general are exposed to various risks, such as interest rate, credit, and market risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near‑term and that such changes could materially affect the amounts reported in the financial statements.
The Plan provides for investment in the common stock of Provident Financial Services, Inc. (the “Company”). At December 31, 2015 and 2014, approximately 19% and 18% of the Plan’s net assets were invested in the common stock of the Company, respectively. The underlying values of the Company common stock are entirely dependent upon the financial performance of the Company, and the market’s evaluation of such performance.

(d)	Loans Receivable from Participants
Participant loans are classified as loans receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(e)	Investment Securities
Investment securities are reported at fair value. Fair value is the amount at which an asset may be purchased or sold in an orderly transaction between market participants. Purchases and sales of securities are recorded on the trade date and are stated at fair value.
For fully benefit responsive contracts, contract value is the relevant measurement attributable to that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(f)	Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(g)	Benefits Paid to Participants
Benefits are recorded when paid.

(h)	Impact of Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

That Calculate Net Asset per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. For all other entities, the guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. Management has chosen not to early adopt ASU No. 2015-07 and is currently assessing the impact that the guidance will have on the Plan's financial statements.
In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted. Management has chosen not to early adopt any parts of ASU No. 2015-12 and is currently assessing the impact that the guidance will have on the Plan's financial statements.

(3)	Plan Expenses
Certain costs of administrative services rendered on behalf of the Plan including accounting, tax, legal, audit and other administrative support were borne by the Bank. Contract administrator fees are paid from Plan assets. Investment management fees are paid to the funds offered by the Plan and is reflected in the change in fair value of the Plan holdings.

(4)	Plan Termination
Although it has not expressed intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.

(5)	Federal Income Taxes
On September 17, 2013, the Plan received a favorable Determination Letter from the IRS, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since the issuance of the IRS determination letter. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Internal Revenue Code.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(6)	Investment Securities
Investment Securities at December 31, 2015 and 2014 consisted of mutual funds, pooled separate accounts, guaranteed investment contracts, and common stock issued by Provident Financial Services, Inc.. At December 31, 2015 and 2014, individual investments in excess of 5% of the fair value of the net assets available for plan benefits were as follows:

	2015	2014
Investment in common stock
Provident Financial Services, Inc.:	$13,411,945	$11,699,793
Guaranteed investment contract:
Principal Fixed Income 401(a)/(k)	9,174,141	9,093,712
Mutual funds:
American Funds Europacific Growth Fund	—	3,400,202
Prudential Jennison Mid Cap Growth Fund	—	3,263,148
Columbia Dividend Income Fund	4,129,197	4,111,470
MainStay Large Cap Growth Fund	6,651,141	6,351,880
For the years ended December 31, 2015 and 2014, the Plan’s net appreciation/(depreciation) in investments was as follows:

	2015	2014
Mutual funds	$(476,062)	$1,986,284
Pooled separate accounts	(16,761)	386,763
Provident Financial Services, Inc. common stock	1,385,929	(784,640)
	$893,106	$1,588,407
U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under U.S. GAAP are as follows:

Level 1:	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
There have been no changes in valuation methodologies used at December 31, 2015 and 2014. The valuation methodologies used for assets measured at fair value are as follows:
Mutual funds: Mutual Funds are measured based on exchange quoted prices available in active markets.
Pooled separate accounts: Valued by the NAV of the pooled separate accounts, based on the fair value of the underlying holdings.

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Guaranteed investment contract: Valued at fair value based on the ability of the insurance carrier to honor its obligations under the contract. Management has concluded that the current crediting rate of the contract approximates the fair value yield and that no fair value adjustment is required based on the credit worthiness of the issuer. Therefore contract value approximates fair value.
Provident Financial Services Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded (New York Stock Exchange).
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables present the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2015 and 2014:

	Fair value measurements at December 31, 2015
	Total	Level 1	Level 2	Level 3

Pooled separate accounts:
Index funds large U.S. equity	$3,133,866	—	3,133,866	—
Index funds small/mid U.S. equity	1,641,945	—	1,641,945	—
Mutual fund:
Balanced funds	14,459,886	14,459,886	—	—
Fixed income funds	3,417,563	3,417,563	—	—
International funds	3,737,394	3,737,394	—	—
Large U.S. equity funds	12,281,510	12,281,510	—	—
Small/mid U.S. equity funds	5,935,690	5,935,690	—	—

Guaranteed Investment Contract	9,174,141	—	—	9,174,141

Provident Financial Services, Inc. common stock	13,411,945	13,411,945	—	—
	$67,193,940	$53,243,988	$4,775,811	$9,174,141

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

	Fair value measurements at December 31, 2014
	Total	Level 1	Level 2	Level 3

Pooled separate accounts:
Index funds large U.S. equity	$2,597,254	—	2,597,254	—
Index funds small/mid U.S. equity	1,520,020	—	1,520,020	—
Mutual fund:
Balanced funds	12,955,629	12,955,629	—	—
Fixed income funds	3,480,984	3,480,984	—	—
International funds	3,736,168	3,736,168	—	—
Large U.S. equity funds	11,875,291	11,875,291	—	—
Small/mid U.S. equity funds	6,086,152	6,086,152	—	—

Guaranteed Investment Contract	9,093,712	—	—	9,093,712

Provident Financial Services, Inc. common stock	11,699,793	11,699,793	—	—
	$63,045,003	$49,834,017	$4,117,274	$9,093,712
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2015:

Guaranteed
investment
contracts
Balance, beginning of year	$9,093,712
Interest	156,750
Purchases	1,513,455
Sales	(1,589,777)
Balance, end of year	$9,174,141

The Plan’s mutual fund and pooled separate account investments in funds are valued and are redeemable daily. There are no restrictions on redemptions except if certain funds are held in participant accounts for less than specified periods, the account may be charged a trading fee of 1% to 2%.

(7)	Short‑Term Fixed Income Option
Principal Fixed Income 401(a)/(k)
The Plan invests in the Principal Fixed Income 401(a)/(k) (the “Contract”), a benefit‑responsive group annuity contract issued by the Principal Life Insurance Company. The Contract is not a portfolio of contracts whose yields are based on changes in the fair value of underlying assets, but is rather a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned, or the interest credited, on the group annuity contract. The underlying assets consist primarily of treasuries, commercial real estate mortgages, mortgage‑backed securities and short‑term cash equivalents.
The interest crediting rate is determined on a semiannual basis and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

redemptions by unit holders. An employer‑level surrender of the Plan’s interest in the Principal Fixed Income Option or employer‑initiated transfer will be subject to either a 12‑month irrevocable advance notice or a 5% surrender charge, whichever the employer chooses.
The average market yield earned by the Contract, which is also the actual interest credited to participants in the Contract, for the years ending on December 31, 2015 and 2014 was 1.85% and 2%, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2015 and 2014 was $9,174,141 and $9,093,712, respectively.

(8)	Related‑Party Transactions
Certain Plan investments are investment contracts or shares of fixed income and pooled separate accounts managed or issued by The Principal Financial Group (“Principal”) or its affiliates. Investment fees were paid by the funds to Principal and are reflected in the change in fair value of the funds. Principal is also the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party‑in‑interest transactions. Contract administrator fees that were paid from plan assets were $39,234 and $37,640, for the years ended December 31, 2015 and 2014, respectively.
The Plan had invested $13,411,945 and $11,699,793, at fair value, in the common stock of Provident Financial Services, Inc. as of December 31, 2015 and 2014, respectively.
For the purposes of the Form 5500 and related supplemental schedules, Loans receivable from participants are reported as Participant loans which are included in Plan investments as opposed to being separately disclosed in the financial statements.

(9)	Subsequent Events
In 2016, the Plan administrator was made aware that Gregory Investment Corp., a second tier subsidiary of The Provident Bank, hired an employee who was paid through a third party vendor. As a result, the employee was not offered the opportunity to participate in the Plan. It was determined that the IRS Self-Correction Program (“SCP”) will be used to correct this administrative error. The estimated cost of the employee contribution is approximately $750.
In connection with the preparation of the financial statements, the Plan administrator has evaluated subsequent events after December 31, 2015 through June 24, 2016, the date the financial statements were issued, and concluded that no additional disclosures were required.

THE PROVIDENT BANK 401(k) PLAN

Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of issuer		Description of investment	Shares	Fair value
*	Principal Life Insurance Company	Pooled Separate Accounts
		Principal Small Cap S&P 600 Index	25,187	$1,103,422
*	Principal Life Insurance Company	Pooled Separate Accounts
		Principal Mid Cap S&P 400 Index	12,689	538,523
*	Principal Life Insurance Company	Pooled Separate Accounts
		Principal Large Cap S&P 500	31,990	3,133,866
*	Principal Life Insurance Company	Insurance Company General Account
		Principal Fixed Income Guarantee Option	717,042	9,174,141
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2005 Fund	10,969	136,340
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2010 Fund	34,333	579,545
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2015 Fund	37,187	508,722
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2020 Fund	172,248	3,391,572
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2025 Fund	132,591	1,982,235
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2030 Fund	146,796	3,201,622
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2035 Fund	39,773	628,018
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2040 Fund	82,894	1,871,751
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2045 Fund	47,077	713,692
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2050 Fund	86,952	1,107,763
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2055 Fund	25,303	321,598
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2060 Fund	1,759	17,028
	T. Rowe Price Associates, Inc.	Registered Investment Company
		T. Rowe Price Mid Cap Value	63,434	1,575,707
	BMO Funds	Registered Investment Company
		BMO Small-Cap Growth I Fund	13,557	215,685
	Prudential Investments, LLC	Registered Investment Company
		Prudential Jennison Mid Cap Growth	95,013	3,223,798
	JP Morgan Investment Mgmt Inc	Registered Investment Company
		JP Morgan US Equity	109,097	1,501,172
	Mainstay	Registered Investment Company
		Mainstay Large Cap Growth	710,592	6,651,141
	Columbia Funds	Registered Investment Company
		Columbia Dividend Income	234,747	4,129,197

THE PROVIDENT BANK 401(k) PLAN

Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Invesco	Registered Investment Company
		Invesco VanKampen Small Cap Value	57,103	920,500
	PIMCO	Registered Investment Company
		PIMCO Total Return	276,758	2,786,955
	Capitol Research and Mgmt Co	Registered Investment Company
		American Funds Europacific Growth	74,867	3,332,347
	Vanguard Group	Registered Investment Company
		Vanguard Total Bond Market Index	59,268	630,608
	Vanguard Group	Registered Investment Company
		Vanguard Total International Stock Index	16,710	405,047
*	Provident Financial Services, Inc.	Common Stock	665,605	13,411,945
*	Participant loans (a)			2,066,646
	Total			69,260,586
*	A party-in-interest as defined by ERISA.
(a)	As of December 31, 2015, the interest rate ranged from 4.25% to 4.5% with maturity dates through May 20, 2039

See accompanying Report of Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROVIDENT BANK 401(K) PLAN

By:	/s/ Sara Rispoli

Name:	Sara Rispoli
Title:	Plan Administrator
First Vice President
The Provident Bank

Date: June 24, 2016